Mail Stop 3628

December 20, 2005

By Facsimile:  404-815-3509

Terry Schwartz, Esq.
Smith, Gambrell & Russell, LP
Promenade II, Suite 3100
1230 Peachtree Street N.E.
Atlanta, GA 30309
404-815-3500

Re:  	Wegener Corporation
      PRE14A,  file no. 000-11003, filed December 13, 2005

Dear Ms. Schwartz:

	We have the following comment on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notice of Annual Meeting

1. Please amend your preliminary proxy materials to clearly identify the security holder proposal matter to be voted upon.
You should describe the proposal and state your intention to vote against such proposal. For example, it appears that you plan to vote against the security holder proposal to request that the board of directors repeal the company`s stockholder rights agreement. Your description of the proposal "to consider the stockholder proposal relating" to the stockholder rights agreement neither identifies the nature of the proposal nor tells security holders how you intend to vote on the matter. With respect to the proxy card itself, it is unclear how you would vote on the matter as currently presented should a holder select "for" versus "against." Please make corresponding changes throughout the document, including to the proxy card. See Rule 14a-4(a)(3).

Questions and Answers About the 2006 Annual Meeting of
Shareholders, page 2

How will my shares be voted?

2. We note that you state should a holder submit a proxy without instructions, your representatives will vote the shares. Please clarify that unless otherwise specified, all shares represented by effective proxies will be voted in accordance with your description on the first page.

Executive Compensation, page 10
Summary Compensation Table, page 10

3. It has come to our attention that Michael and David Placek, two sons of Robert A. Placek may be employed at the company. Please tell us their current positions of employment and whether their employment and compensation is disclosure required by Item 404(a) of Regulation S-K.

Agenda Item Two, page 16

4. Please move your agenda items two and three to follow agenda item one. The information included in the proxy statement shall be clearly presented and the statements made shall be divided into groups according to subject matter and the various groups of statements shall be preceded by appropriate headings. See Rule 14a-5(a).

Proxy Card

5. Please clearly mark your proxy card "Preliminary Copy" as required by Rule 14a-6(e)(1).

6. Please correct the type font of the security holder`s proposal numbered three to make it the same type font as the rest of the document. See Rule 14a-5(d)(1).

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,


					      Celeste M. Murphy
						Special Counsel
						Office of Mergers and Acquisitions